Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-260828

Prospectus Supplement No. 5

(To Prospectus dated April 20, 2022)

SCIENCE 37 HOLDINGS, INC.

This Prospectus Supplement No. 5 (the “Prospectus Supplement”) updates, amends and supplements the prospectus of Science 37 Holdings Inc. (the “Company,” “we,” “us,” and “our”), dated April 20, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-260828). Capitalized terms used in this Prospectus Supplement No. 5 and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement is being filed to update, amend and supplement the information included in the Prospectus with information on the Company’s unaudited second quarter financial results, which is set forth below.

This Prospectus Supplement is not complete without the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

The Company’s common stock is listed on the Nasdaq Stock Market LLC under the symbol “SNCE.” On August 8, 2022, the closing price of our common stock was $2.24.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 4 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 11, 2022.

SCIENCE 37 HOLDINGS, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except per share data)	2022	2021	2022	2021
Revenue	$19,275	$12,547	$37,961	$24,986

Operating expenses:
Cost of revenue	13,842	7,289	29,828	15,928
Selling, general and administrative	28,183	11,382	58,337	20,545
Depreciation and amortization	4,230	1,776	7,699	3,273
Total operating expenses	46,255	20,447	95,864	39,746

Loss from operations	(26,980)	(7,900)	(57,903)	(14,760)

Other income (expense):
Interest income	95	1	189	1
Sublease income	240	18	479	214
Change in fair value of earn-out liability	20,900	—	96,400	—
Other income (expense), net	(88)	3	(105)	4
Total other income (expense), net	21,147	185	96,963	219
Income (loss) before income taxes	(5,833)	(7,715)	39,060	(14,541)
Income tax expense (benefit)	—	—	(1)	—
Net income (loss)	$(5,833)	$(7,715)	$39,061	$(14,541)

Earnings (loss) per share:
Basic	$(0.05)	$(1.07)	$0.34	$(2.32)
Diluted	$(0.05)	$(1.07)	$0.31	$(2.32)

Weighted average common shares outstanding:
Basic	115,995	7,187	115,693	6,258
Diluted	115,995	7,187	126,185	6,258

SCIENCE 37 HOLDINGS, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	(unaudited)
(In thousands, except share data)	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$148,329	$214,601
Accounts receivable and unbilled services, net	13,173	10,699
Prepaid expenses and other current assets	7,810	7,403
Total current assets	169,312	232,703
Property and equipment, net	1,225	1,393
Operating lease right-of-use assets	1,519	2,086
Capitalized software, net	37,298	24,290
Other assets	152	326
Total assets	$209,506	$260,798
Liabilities, redeemable convertible preferred stock and stockholders’ equity
Current liabilities:
Accounts payable	$9,238	$12,819
Accrued expenses and other liabilities	11,698	17,073
Deferred revenue	5,213	5,130
Total current liabilities	26,149	35,022
Non-current liabilities:
Deferred revenue	2,390	2,478
Operating lease liabilities	1,028	1,322
Other long-term liabilities	1,592	1,477
Long-term earn-out liability	2,500	98,900
Total liabilities	33,659	139,199

Redeemable convertible preferred stock:
Redeemable convertible preferred stock, $0.0001 par value; 100,000,000 shares authorized, 0 issued and outstanding at June 30, 2022 and December 31, 2021, respectively	—	—
Stockholders’ equity:
Common stock, $0.0001 par value; 400,000,000 shares authorized, 116,252,431 and 114,991,026 issued and outstanding at June 30, 2022 and December 31, 2021, respectively	12	11
Additional paid-in capital	338,825	323,666
Accumulated other comprehensive income	27	—
Accumulated deficit	(163,017)	(202,078)
Total stockholders’ equity	175,847	121,599
Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$209,506	$260,798

SCIENCE 37 HOLDINGS, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Six Months Ended June 30,
(In thousands)	2022	2021
Cash flows from operating activities:
Net income (loss)	$39,061	$(14,541)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	7,699	3,273
Non-cash lease expense related to operating lease right-of-use assets	567	878
Stock-based compensation	13,687	915
Gain on change in fair value of earn-out liability	(96,400)	—
Gain on foreign currency exchange rates	104	—
Provision for doubtful accounts	32	125
Changes in operating assets and liabilities:
Accounts receivable and unbilled services	(2,507)	4,937
Prepaid expenses and other current assets	(378)	(1,719)
Other assets	94	(142)
Accounts payable	(6,250)	(1,162)
Accrued expenses and other current liabilities	(5,879)	(2,814)
Deferred revenue	(5)	907
Operating lease liabilities	(294)	(605)
Other, net	115	945
Net cash used in operating activities	(50,354)	(9,003)
Cash flows from investing activities:
Payments related to capitalized software development costs	(16,228)	(6,117)
Purchases of property and equipment	(159)	(385)
Net cash used in investing activities	(16,387)	(6,502)
Cash flows from financing activities:
Proceeds from stock option exercises	472	1,133
Net cash provided by financing activities	472	1,133
Net decrease in cash and cash equivalents	(66,269)	(14,372)
Effect of foreign currency exchange rate changes on cash	(3)	—
Cash and cash equivalents, beginning of period	214,601	33,483
Cash and cash equivalents, end of period	$148,329	$19,111
Supplemental disclosures of non-cash activities
Balance in accounts payable, accrued expenses and other current liabilities, and capitalized stock-based compensation related to capitalized software and fixed asset additions	$(4,152)	$(948)
Right-of-use asset obtained in exchange for operating lease liabilities	$—	$(1,305)
Balance in prepaid expenses and other current assets related to stock option exercises	$28	$—

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